SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Amendment No. 1)

                   WellPoint Health Networks Inc.
             ------------------------------------------
                          (Name of Issuer)


                        Class A Common Stock
            -------------------------------------------
                  (Title of Class and Securities)

                             94973G100
             --------------------------------------------
               (CUSIP Number of Class of Securities)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                  (Continued on following page(s))




CUSIP No.  94973G100                                        13G
- -------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
- -------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
- -------------------------------------------------------------------
(3)  SEC USE ONLY
- -------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
- -------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :       38,544 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED OR NO VOTING POWER
                                           430,419 shares (shared)
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :        38,544 shares
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                   :       430,419 shares (Shared)
- -------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
          468,963 shares
- -------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
- -------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       2.4 %
- -------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
- -------------------------------------------------------------------












CUSIP No. 94973G100                                      13G
- -------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
- -------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
- -------------------------------------------------------------------
(3)  SEC USE ONLY
- -------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
- -------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
- -------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
- -------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
- -------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
- -------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
- -------------------------------------------------------------------










The face pages and the following Items are hereby amended:

Item 4. Ownership:

     (a). Amount Beneficially Owned:
              468,963 shares

     (b). Percent of Class:
            2.4 %

          Above percentage is based on 19,500,000 shares of Class A Common Stock outstanding at 12/31/95, as reported by the Issuer.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                     38,544 shares

          (ii). shared or no power to vote or to direct the vote:

                 Shared - 430,419 shares.
                 Securities owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

          (iii). sole power to dispose or to direct the disposition of:

                     38,544 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 430,419 shares
                 Securities owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Item 5. Ownership of Five Percent or Less of a Class:  This
        Amendment No. 1 is being filed to report the ownership of 5% or less of the class of Securities.





Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: July 5, 1996

                              Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
                              ------------------------------
                              Charles D. Reaves
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              --------------------------------


                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 5th day of July, 1996.

                              Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
                              ------------------------------
                              Charles D. Reaves
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                               /s/ O. Mason Hawkins
                              --------------------------------